UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

SunPower Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

867652 406

(CUSIP Number)

Jonathan E. Marsh

Group U.S. Counsel

TOTAL S.A.

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

011-331-4744-4546

Copies to:

David J. Segre

Richard Cameron Blake

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 867652 406	13D

(1)	NAMES OF REPORTING PERSONS Total S.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 88,108,359 shares*
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 88,108,359 shares*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,108,359 shares*
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.4%*
(14)	TYPE OF REPORTING PERSON (see instructions) CO

*	Includes 9,531,677 shares of Common Stock issuable pursuant to a warrant issued by Issuer to Purchaser on February 28, 2012, as described below in Item 4. Percentage calculated based on 117,362,249 shares of Common Stock outstanding as of February 24, 2012 as reported by the Issuer in the Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 29, 2012.

CUSIP No. 867652 406	13D

(1)	NAMES OF REPORTING PERSONS Total Gas & Power USA, SAS
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 88,108,359 shares*
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 88,108,359 shares*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,108,359 shares*
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.4%*
(14)	TYPE OF REPORTING PERSON (see instructions) CO

*	Includes 9,531,677 shares of Common Stock issuable pursuant to a warrant issued by Issuer to Purchaser on February 28, 2012, as described below in Item 4. Percentage calculated based on 117,362,249 shares of Common Stock outstanding as of February 24, 2012 as reported by the Issuer in the Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 29, 2012.

Explanatory Note

This Amendment No. 5 (this “Amendment”) amends and supplements the statement on Schedule 13D filed on June 23, 2011, as amended on July 1, 2011, November 21, 2011, December 23, 2011 and February 2, 2012 (the “Filing”), by the Reporting Persons relating to the Shares of the Issuer. Information reported in the Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Filing.

Items 3, 4, 5, 6 and 7 of the Filing are hereby amended and supplemented as follows:

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following information at the end of such Item:

As more fully described in Item 4, on February 28, 2012, Issuer issued to Purchaser the Upfront Warrant (as defined in Item 4) to purchase 9,531,677 Shares with an exercise price of $7.8685. No funds were paid in consideration for the issuance of the Upfront Warrant.

Item 4. Purpose of the Transaction.

Item 4 is hereby amended to add the following information at the end of such Item:

Liquidity Support Agreement

Issuer is party to an agreement with a customer to provide engineering, procurement and construction (“EPC”) services, as well as solar panels and power plant technology to the California Valley Solar Ranch (“CVSR”), a 250 MW AC solar power plant. Part of the debt financing necessary for the customer to pay for the construction of CVSR is being provided by the Federal Financing Bank in reliance on a guarantee of repayment provided by the United States Department of Energy (“DOE”) under a loan guarantee program. The DOE requested that Issuer, as EPC contractor for CVSR, provide additional financial assurances to support the project’s loan guarantee. In response, on February 28, 2012, Issuer entered into a Liquidity Support Agreement with Total and the DOE (the “Liquidity Support Agreement”), and a series of related agreements with affiliates of Total , under which Total has agreed to provide Issuer, or cause to be provided, additional liquidity under certain circumstances up to an aggregate amount of $600 million, as further described below.

The Liquidity Support Agreement provides that, subject to the terms and conditions set forth therein, upon a Liquidity Support Event (defined below), Total will make available, as of the date of the Liquidity Support Agreement, and provide to Issuer from time to time various forms of equity, debt (both convertible and non-convertible), guarantee or other liquidity support (“Liquidity Injections”), as may be required to increase the amount of unrestricted cash, cash equivalents and unused borrowing capacity, and to ensure Issuer’s satisfaction of its financial covenants under certain third party indebtedness, up to the maximum aggregate amount of $600 million (the “Liquidity Support Facility”). A “Liquidity Support Event” is when (a) Issuer’s unrestricted cash and cash equivalents shown on its balance sheet plus any unused availability under any committed credit that is available to Issuer (“Reported Liquidity”) is below

$100 million in a completed fiscal quarter, or Issuer’s projected liquidity measured in the same manner for the next fiscal quarter (“Projected Liquidity”) is below $100 million; or (b) at any time during a fiscal quarter, Issuer fails to satisfy any financial covenant under its indebtedness. Upon a Liquidity Support Event, Total is required to provide to Issuer, and Issuer is required to accept from Total, a Liquidity Injection sufficient to cause (a) Issuer’s Reported Liquidity and Projected Liquidity to be at least $100 million, or, as applicable, (b) Issuer to cure any breach and satisfy the applicable financial covenant in its indebtedness. The terms and conditions of such Liquidity Support Facility are set forth in the Compensation and Funding Agreement, the Revolving Credit and Convertible Loan Agreement, the Private Placement Agreement, each as described below and attached hereto as Exhibit 19, Exhibit 22, and Exhibit 23, and other ancillary agreements and forms of agreements attached hereto as Exhibit 24 to Exhibit 28, which are incorporated herein by reference.

The Liquidity Support Agreement will terminate, all outstanding guarantees issued thereunder will terminate, and all outstanding loans made thereunder will become due, upon the earliest to occur of (i) the final completion date of the CVSR project as defined under that certain Engineering, Procurement and Construction Agreement, dated as of September 30, 2011 (the “EPC Contract”), between SunPower Corporation, Systems, a Delaware corporation and a direct wholly owned subsidiary of Issuer (“SunPower Systems”), which is the EPC contractor, and High Plains Ranch II, LLC, a Delaware limited liability company (“HPR II”), which is the CVSR project company sold by Issuer to NRG Solar LLC in September 2011, (ii) the date of December 31, 2015, as may be extended under certain circumstances as described in the EPC Contract, but not beyond December 31, 2016, (iii) the date on which all secured obligations, as defined under that certain Loan Guarantee Agreement, dated as of September 30, 2011, between the DOE and HPR II, have been paid in full and all commitments to extend credit as set forth therein in connection with the CVSR project have been terminated, and (iv) the date on which SunPower Systems terminates the EPC Contract.

The above description of the Liquidity Support Agreement is a summary only and is qualified in its entirety by reference to the full text of the Liquidity Support Agreement, which is attached hereto as Exhibit 18 and is incorporated herein by reference.

Compensation and Funding Agreement

In connection with the Liquidity Support Agreement, on February 28, 2012, Issuer entered into a Compensation and Funding Agreement (the “Compensation and Funding Agreement”) with Total, pursuant to which, among other things, Issuer and Total established the parameters for the terms of the Liquidity Support Facility and any Liquidity Injections that may be required to be provided by Total to Issuer pursuant to the Liquidity Support Agreement (the “Liquidity Support Arrangements”). Issuer has agreed in the Compensation and Funding Agreement to use commercially reasonable efforts to assist Total in the performance of its obligations under the Liquidity Support Agreement and to conduct, and to act in good faith in conducting, its affairs in a manner such that Total’s obligation under the Liquidity Support Agreement to provide Liquidity Injections will not be triggered or, if triggered, will be minimized. Issuer has also agreed to use any cash provided under the facility in such a way as to minimize the need for further liquidity support.

Upfront Payment Obligations

The Compensation and Funding Agreement provides that, on the effective date of the Liquidity Support Agreement, in consideration for Total’s agreement to enter into the Liquidity Support Agreement and for Total’s commitments set forth in the Liquidity Support Agreement, Issuer will issue to or as directed by Total a warrant (the “Upfront Warrant”), attached hereto as Exhibit 21, that is exercisable to purchase an amount of Issuer’s common stock equal to $75 million, divided by the volume-weighted average price for Issuer’s common stock for the 30 trading-day period ending on the trading day immediately preceding the date of calculation (“30-Day VWAP”), which for the Upfront Warrant is the effective date of the Liquidity Support Agreement. The exercise price of the Upfront Warrant, and of each additional warrant issuable under the Compensation and Funding Agreement, will be the 30-Day VWAP as of the date such warrant is issued. The Upfront Warrant will be exercisable at any time for seven years after its issuance, provided that, so long as at least $25 million of Issuer’s convertible debt remains outstanding, such exercise will not cause “any person,” including Total, to, directly or indirectly, including through one or more wholly-owned subsidiaries, become the “beneficial owner” (as such terms are defined in Rule 13d-3 and Rule 13d-5 under the Securities and Exchange Act of 1934, as amended), of more than 74.99% of the voting power of Issuer’s common stock at such time, because “any person” becoming such “beneficial owner” would trigger the repurchase or conversion of Issuer’s existing convertible debt. On February 28, 2012, Issuer issued to Purchaser the Upfront Warrant to purchase 9,531,677 shares of Issuer’s common stock with an exercise price of $7.8685, subject to adjustment for customary anti-dilution and other events.

The above description of the Upfront Warrant is a summary only and is qualified in its entirety by reference to the full text of the Upfront Warrant, which is attached hereto as Exhibit 21 and is incorporated herein by reference.

Ongoing Payment Obligations

The Compensation and Funding Agreement further provides that, subject to the terms and conditions set forth therein, Issuer will make certain cash payments to Total within 30 days after the end of each calendar quarter during the term of the Compensation and Funding Agreement as follows:

(i) Quarterly payment of a commitment fee in an amount equal to 0.25% of the unused portion of the $600 million Liquidity Support Facility as of the end of such quarter; and

(ii) Quarterly payment of a guarantee fee in an amount equal to 2.75% per annum of the average amount of Issuer’s indebtedness that is guaranteed by Total pursuant to any Guaranty (as defined below) issued in accordance with the terms of the Compensation and Funding Agreement during such quarter.

In addition, any payment obligations of Issuer to Total under the Compensation and Funding Agreement that are not paid when due shall accrue interest until paid in full at a rate equal to 6-month U.S. LIBOR as in effect from time to time plus 5.00% per annum.

Form of Liquidity Support

In the event that Total becomes obligated to provide a Liquidity Injection to Issuer in a Liquidity Support Event pursuant to the Liquidity Support Agreement, the Compensation and Funding Agreement sets forth the form of such Liquidity Injection based on the greatest Drawn Support Amount that has been outstanding at any time prior to the date of determination (the “Maximum Drawn Support Amount”) at such time, as follows:

(i) To the extent that the Maximum Drawn Support Amount at such time is equal to or less than $60 million, the Liquidity Injection shall be, at Total’s option, in the form of a revolving, non-convertible debt facility (a “Revolving Loan”) pursuant to the terms of the Revolving Credit and Convertible Loan Agreement attached hereto as Exhibit 22, a Total Guaranty (defined below), or any other form of Liquidity Injection agreed to by Issuer. In addition, at the time of funding of each such Revolving Loan, Issuer will issue to or as directed by Purchaser a warrant, in the form attached hereto as Exhibit 24, that is exercisable for seven years to purchase an amount of Issuer’s common stock equal to 20% of the amount of such Revolving Loan divided by the 30-Day VWAP as of the date of funding of such Revolving Loan. Notwithstanding the foregoing, the aggregate exercise price of warrants issued in connection with Revolving Loans may not exceed 20% of the maximum aggregate amount of Revolving Loans that has been outstanding at any time under the Revolving Credit and Convertible Loan Agreement. Interest payable on the Revolving Loan shall be 6-months U.S. LIBOR plus 5% per annum when the Maximum Drawn Support Amount is equal to or less than $60 million, 6-months U.S. LIBOR plus 7% per annum when the Maximum Drawn Support Amount is greater than $60 million but less than or equal to $200 million, and 6-months U.S. LIBOR plus 8% per annum when the Maximum Drawn Support Amount is greater than $200 million.

(ii) To the extent that the Maximum Drawn Support Amount at such time is greater than $60 million but equal to or less than $200 million, Purchaser may, at its sole discretion, convert any Revolving Loan into a convertible debt facility (a “Convertible Loan”), pursuant to terms of the Revolving Credit and Convertible Loan Agreement attached hereto as Exhibit 22, and any future Liquidity Injections will be, at Total’s option, in the form of a Convertible Loan, a Total Guaranty (defined below), or any other form of Liquidity Injection agreed to by Issuer. Each Convertible Loan will be convertible into Issuer’s common stock at a conversion price equal to the amount of debt being converted, divided by the closing price of Issuer’s common stock on the trading day immediately preceding the conversion date) at the option of Total at any time after (A) the Convertible Loan has not been repaid within 6 months; (B) Issuer’s debt to EBITDA ratio exceeds 3.5 to 1.0 (or for the 2012 fiscal year, 4.0 to 1.0); or (C) any time the Maximum Drawn Support Amount exceeds $200 million. In addition, at the time of funding of each such Convertible Loan, Issuer will issue to or as directed by Total a warrant, in the form attached hereto as Exhibit 24 to the Compensation and Funding Agreement, that is exercisable for seven years to purchase an amount of Issuer’s common stock equal to 25% of the amount of such Convertible Loan (if the Maximum Drawn Support Amount at such time is not in excess of $200 million) or 35% of the amount of such Convertible Loan (to the extent that the Maximum Drawn Support Amount at such time is in excess of $200 million), in each case, divided by the 30-Day VWAP as of the date of funding of such Convertible Loan. Notwithstanding the foregoing, the aggregate exercise price of warrants issued in connection with Convertible Loans up to $140 million may not exceed 25% of the maximum aggregate amount of such Convertible Loans that has been outstanding at any time under the Revolving Credit and Convertible Loan Agreement, and the aggregate exercise price of warrants issued in connection with Convertible Loans in excess of $140 million may not exceed 35% of the maximum aggregate amount of such Convertible Loans that has been outstanding at any time under the Revolving Credit and Convertible Loan Agreement. Interest payable on the Convertible Loan shall be 6-months U.S. LIBOR plus 7% per annum for any Convertible Loan outstanding when the Maximum Drawn Support Amount is less than or equal to $200 million, and 6-months U.S. LIBOR plus 8% per annum when the Maximum Drawn Support Amount is greater than $200 million.

(iii) If the Maximum Drawn Support Amount at such time exceeds $200 million, or if Issuer’s debt to EBITDA ratio exceeds 3.5 to 1.0 (or, for the 2012 fiscal year, 4.0 to 1.0), the Liquidity Injection will be in the form selected by Total, at its complete discretion, as an additional Revolving Loan, an additional Convertible Loan, a purchase of the equity securities of Issuer, pursuant to the form Private Placement Agreement attached hereto as Exhibit 23 (a “Private Placement Agreement”), a guarantee by Total of Issuer’s indebtedness, pursuant to the form Guaranty attached hereto as Exhibit 25 (a “Guaranty”), or another form of Liquidity Injection acceptable to the applicable lender. Issuer shall issue to Total warrants in connection with additional Revolving Loans or Convertible Loans as described above. If such Liquidity Injection is in the form of purchase of equity securities, then Issuer will issue to or as directed by Total a warrant, in the form attached hereto as Exhibit 24, that is exercisable for seven years to purchase an amount of Issuer’s common stock equal to 25% of the amount of such Liquidity Injection divided by 30-Day VWAP as of the date of such Liquidity Injection. Any common stock sold to Total under the Private Placement Agreement will be priced at a 17% discount from the 30-Day VWAP as of the date such common stock is sold, and may be rounded up, at Total’s option, from the required amount of such Liquidity Injection to the next integral multiple of $25 million.

No warrants issued shall be exercisable so long as at least $25 million of Issuer’s convertible debt remains outstanding and such exercise will cause “any person,” including Total, to, directly or indirectly, including through one or more wholly-owned subsidiaries, become the “beneficial owner” of more than 74.99% of the voting power of Issuer’s common stock at such time. Loans made by Total under the Compensation and Funding Agreement shall be prepayable by Issuer in agreed increments, so long as after giving effect to any such prepayment Issuer’s Reported Liquidity and Project Liquidity would be at least $125 million.

Notwithstanding the foregoing, if the incurrence of any such debt or issuance of any such warrants or equity securities would trigger a default under the terms of any existing SunPower debt agreements in an amount greater than $10 million, Total will have the option, in its reasonable discretion, to provide a Liquidity Injection in an alternative form so as not to cause Issuer to be in breach or default of any of its debt agreements. Notwithstanding the limitations on the form of Liquidity Injections described above, in connection with an actual or potential breach by Issuer of its covenants under the revolving credit agreement with Credit Agricole (the “Credit Agricole Facility Agreement”), Total may make Liquidity Injections in the form of equity purchases sufficient to provide Issuer with an “equity cure” under the Credit Agricole Facility Agreement, plus up to an additional $25 million of equity purchases. In addition to the provision of any “equity cure,” Total may also in such event elect to lend money to Issuer, in the form of Revolving Loans or Convertible Loansas described above, in order to repay amounts owing under the Credit Agricole Facility Agreement. Any such debt would bear interest at a rate of LIBOR plus 4.25% per annum until the maturity of the facility, and would thereafter bear interest at the rates described above, depending on the Maximum Drawn Support Amount.

If Total is required to make any payment to a lender under a Guaranty, and if Issuer does not repay such payment to Total within 30 days, the amount of such payment, plus interest, shall be convertible, at Total’s option, into a Revolving Loan, a Convertible Loan or a purchase of equity pursuant to the Private Placement Agreement, in each case upon notice from Total to Issuer and in each case with warrant coverage as described above.

Termination

The Compensation and Funding Agreement will remain in effect as long as (i) any obligations of Issuer remain outstanding under any Revolving Credit and Convertible Loan Agreement or a Private Placement Agreement, (ii) any obligations of Total remain outstanding under any Guaranty, or (iii) Total has any obligation to provide Liquidity Injections pursuant to the Liquidity Support Agreement.

The above description of the Compensation and Funding Agreement is a summary only and is qualified in its entirety by reference to the full text of the Compensation and Funding Agreement, which is attached hereto as Exhibit 19 and is incorporated herein by reference.

Third Amendment to Affiliation Agreement

In connection with the Liquidity Support Arrangements, Issuer also entered into a third amendment (the “Third Amendment to Affiliation Agreement”) to the Affiliation Agreement, dated April 28, 2011, with Purchaser, as previously amended by the Amendment to Affiliation Agreement, dated as of June 7, 2011, and the Second Amendment to Affiliation Agreement, dated as of December 23, 2011 (the “Affiliation Agreement”). The Third Amendment to Affiliation Agreement, among other things, (i) provides that Purchaser will have the right to appoint a deputy project manager for the CVSR project, subject to certain conditions; (ii) increases the number of Purchaser designated directors on each of Issuer’s Compensation Committee, Nominating and Governance Committee and any other standing or ad hoc committee of Issuer’s Board of Directors to two members out of four (from one member out of three each), excluding the Audit Committee; (iii) broadens the definition of the period during which Issuer must obtain the affirmative vote or written consent of Purchaser prior to undertaking certain actions to include the period during which the Liquidity Support Arrangements are outstanding; (iv) requires the affirmative vote or written consent of Purchaser for any repurchases by Issuer of its common stock and under certain circumstances, issuance of convertible debt, including to refinance existing convertible debt; and (v) specifies that the standstill provisions of the Affiliation Agreement do not apply to securities issued in connection with the Liquidity Support Arrangements.

The above description of the Third Amendment to Affiliation Agreement is a summary only and is qualified in its entirety by reference to the full text of the Third Amendment to Affiliation Agreement, which is attached hereto as Exhibit 20 and is incorporated herein by reference.

Revolving Credit and Convertible Loan Agreement

On February 28, 2012, Issuer and Purchaser entered into a Revolving Credit and Convertible Loan Agreement, which establishes the terms and conditions for any Revolving Loans or Convertible Loans that may be provided to Issuer pursuant to the Compensation and Funding Agreement described above. All Revolving Loans and Convertible Loans shall accrue interest as described above. All Revolving Loans shall be in an initial principal amount that is an integral multiple of $1 million and not less than $5 million, or the amount remaining available under the $600 million Liquidity Support Facility. All Convertible Loans shall be in an initial principal amount that is an integral multiple of $1 million and not less than $10 million, or the amount remaining available under the $600 million Liquidity Support Facility. All Revolving Loans or Convertible Loans must rank pari passu with Issuer’s existing senior indebtedness, and secured to the fullest extent permitted by Issuer’s debt agreements. Purchaser may demand prepayment of Revolving Loans and/or Convertible Loans, provided that after such prepayment, Issuer would maintain its Reported Liquidity of at least $150 million and would not be in default of any financial covenant under its indebtedness; after the expiration of the Compensation and Funding Agreement, Purchaser may demand prepayment without regard to these conditions.

The above description of the Revolving Credit and Convertible Loan Agreement is a summary only and is qualified in its entirety by reference to the full text of the Revolving Credit and Convertible Loan Agreement, which is attached hereto as Exhibit 22 and is incorporated herein by reference.

Private Placement Agreement

On February 28, 2012, Issuer and Purchaser entered into a Private Placement Agreement, pursuant to which Issuer will issue and sell to Purchaser, and Purchaser will purchase from Issuer, Issuer’s common stock or warrants to purchase Issuer’s common stock with respect to each Liquidity Injection as specified by the terms of the Compensation and Funding Agreement. The number of warrant shares and exercise price will be calculated in accordance with the Compensation and Funding Agreement, and any common stock sold under the Private Placement Agreement will be priced at a 17% discount from the 30-Day VWAP as of the date such common stock is sold.

The above description of the Private Placement Agreement is a summary only and is qualified in its entirety by reference to the full text of the Private Placement Agreement, which is attached hereto as Exhibit 23 and is incorporated herein by reference.

Stockholder Approval of Liquidity Support Arrangements

In accordance with the requirements of the Nasdaq Stock Market Listing Rules, Issuer was required to seek stockholder approval of the Liquidity Support Arrangements. On February 28, 2012, Purchaser, the holder of 78,576,682 shares of common stock of Issuer, constituting a majority of the voting control of Issuer, approved by written consent the Liquidity Support Arrangements.

In connection with the written consent, Issuer will file an Information Statement (the “Information Statement”) with the Securities and Exchange Commission pursuant to Section 14(c) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, and will provide a copy of the Information Statement to all stockholders who did not execute the written consent.

Upfront Warrant

On February 28, 2012, Issuer issued to Purchaser the Upfront Warrant (described above) to purchase 9,531,677 shares of Issuer’s common stock with an exercise price of $7.8685, subject to adjustment for customary anti-dilution and other events. Issuer did not receive any cash consideration for the Upfront Warrant. Issuer believes that the issuance and sale of the Upfront Warrant was exempt from the registration requirements of the Securities Act of 1933 pursuant to Section 4(2) thereunder. The Upfront Warrant is not exercisable until a certain period of time has elapsed after Issuer has provided a copy of the Information Statement to all stockholders who did not execute a written consent. The Upfront Warrant will be exercisable at any time for seven years after its issuance, provided that, so long as at least $25 million of Issuer’s convertible debt remains outstanding, such exercise will not cause “any person,” including Total, to, directly or indirectly, including through one or more wholly-owned subsidiaries, become the “beneficial owner” (as such terms are defined in Rule 13d-3 and Rule 13d-5 under the Securities and Exchange Act of 1934, as amended), of more than 74.99% of the voting power of Issuer’s common stock at such time, because “any person” becoming such “beneficial owner” would trigger the repurchase or conversion of Issuer’s existing convertible debt.

The above description of the Upfront Warrant is a summary only and is qualified in its entirety by reference to the full text of the Upfront Warrant, which is attached hereto as Exhibit 21 and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5(a) and 5(b) are hereby amended to add the following information at the end of such Items:

As a result of the issuance of the Upfront Warrant on February 28, 2012, the Reporting Persons became the beneficial owner of an additional 9,531,677 Shares. The Upfront Warrant is not exercisable,

however, until a certain period of time has elapsed after Issuer has provided a copy of the Information Statement to all stockholders who did not execute a written consent. As of February 28, 2012, the Reporting Persons beneficially own 88,108,359 Shares (consisting of 78,576,682 Shares and the right to purchase 9,531,677 Shares pursuant to the Upfront Warrant), constituting approximately 69.4% of the 117,362,249 shares of Common Stock outstanding as of February 24, 2012, as reported by the Issuer in the Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 29, 2012.

Item 5(c) is hereby amended to add the following information at the end of such Item:

As of March 1, 2012, other than pursuant to the Private Placement and the issuance of the Upfront Warrant, neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the persons listed on Schedule A has effected any transaction in the Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety to read as follows:

Items 3, 4 and 5 and Exhibits 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17, 18, 19, 20, 21, 22, 23, 24, 25, 26, 27 and 28 are incorporated herein by reference.

Other than the transactions contemplated by the Tender Offer Agreement, the Affiliation Agreement, the Registration Rights Agreement, the Tenesol Term Sheet, the Tenesol Stock Purchase Agreement, the Private Placement Agreement, the Master Agreement, the Second Amendment to Credit Support Agreement, the Second Amendment to Affiliation Agreement, the Liquidity Support Agreement, the Compensation and Funding Agreement, the Third Amendment to Affiliation Agreement, the Upfront Warrant, the Revolving Credit and Convertible Loan Agreement, the Private Placement Agreement entered into in connection with the Compensation and Funding Agreement, including exhibits and schedules to such agreements, to the best of the Reporting Persons’ knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and the persons listed on Schedule A and between such persons and any other person with respect to the securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as an Exhibit.

The following documents are filed as exhibits:

Exhibit Number	Description

1	Joint Filing Agreement*

2	Tender Offer Agreement, dated as of April 28, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

3	Amendment to Tender Offer Agreement, dated as of June 7, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on June 7, 2011.

*	Filed herewith.

4	Affiliation Agreement, dated as of April 28, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

5	Amendment to Affiliation Agreement, dated as of June 7, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on June 7, 2011.

6	Guaranty, dated as of April 28, 2011, by and between Total and the Issuer, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

7	Guaranty, dated as of April 28, 2011, by and between Total and the Issuer, incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

8	Credit Support Agreement, dated as of April 28, 2011, by and between Total and the Issuer, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

9	Amendment to Credit Support Agreement, dated as of June 7, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on June 7, 2011.

10	Research & Collaboration Agreement, dated as of April 28, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

11	Amendment to Research & Collaboration Agreement, dated as of June 7, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on June 7, 2011.

12	Registration Rights Agreement, dated as of April 28, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

13	Tenesol Stock Purchase Agreement, dated as of December 23, 2011, by and among Issuer, Purchaser and Total Energie Développement SAS, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on December 23, 2011.

14	Private Placement Agreement, dated as of December 23, 2011, by and between Purchaser and Issuer, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on December 23, 2011.

15	Master Agreement, dated as of December 23, 2011, by and among Purchaser, Total and Issuer, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on December 23, 2011.

16	Second Amendment to Credit Support Agreement, dated as of December 12, 2011, by and between Total and Issuer, incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on December 23, 2011.

17	Second Amendment to Affiliation Agreement, dated as of December 23, 2011, by and between Purchaser and Issuer, incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on December 23, 2011.

18	Liquidity Support Agreement, dated February 28, 2012, by and among Issuer, Total and the U.S. Department of Energy, acting by and through the Secretary of Energy, incorporated herein by reference to Exhibit 10.89 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

19	Compensation and Funding Agreement, dated February 28, 2012, by and between Issuer and Total , incorporated herein by reference to Exhibit 10.90 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

20	Amendment No. 3 to Affiliation Agreement, dated February 28, 2012, by and between Purchaser and Issuer, incorporated herein by reference to Exhibit 10.91 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

21	Warrant to Purchase Common Stock, dated February 28, 2012, issued by Issuer to Purchaser, incorporated herein by reference to Exhibit 10.92 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

22	Revolving Credit and Convertible Loan Agreement, dated February 28, 2012, by and between Purchaser and Issuer, incorporated herein by reference to Exhibit 10.93 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

23	Private Placement Agreement, dated February 28, 2012, by and between Purchaser and Issuer, incorporated herein by reference to Exhibit 10.94 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

24	Form of Warrant to Purchase Common Stock, incorporated herein by reference to Exhibit 10.95 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

25	Form of Guarantee from Total and Bank, incorporated herein by reference to Exhibit 10.96 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

26	Form of Convertible Term Loan Note, incorporated herein by reference to Exhibit 10.97 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

27	Revolving Loan Note, dated February 28, 2012, issued by Issuer to Purchaser, incorporated herein by reference to Exhibit 10.98 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

28	Form of Terms Agreement, incorporated herein by reference to Exhibit 10.99 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2012

TOTAL S.A.

By:	/s/ Humbert de Wendel
	Name:	Humbert de Wendel
	Title:	Treasurer

TOTAL GAS & POWER USA, SAS

By:	/s/ Arnaud Chaperon
	Name:	Arnaud Chaperon
	Title:	Chairman

EXHIBIT INDEX

Exhibit Number	Description

1	Joint Filing Agreement*

2	Tender Offer Agreement, dated as of April 28, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

3	Amendment to Tender Offer Agreement, dated as of June 7, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on June 7, 2011.

4	Affiliation Agreement, dated as of April 28, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

5	Amendment to Affiliation Agreement, dated as of June 7, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on June 7, 2011.

6	Guaranty, dated as of April 28, 2011, by and between Total and the Issuer, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

7	Guaranty, dated as of April 28, 2011, by and between Total and the Issuer, incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

8	Credit Support Agreement, dated as of April 28, 2011, by and between Total and the Issuer, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

9	Amendment to Credit Support Agreement, dated as of June 7, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on June 7, 2011.

10	Research & Collaboration Agreement, dated as of April 28, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

11	Amendment to Research & Collaboration Agreement, dated as of June 7, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on June 7, 2011.

12	Registration Rights Agreement, dated as of April 28, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

13	Tenesol Stock Purchase Agreement, dated as of December 23, 2011, by and among Issuer, Purchaser and Total Energie Développement SAS, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on December 23, 2011.

14	Private Placement Agreement, dated as of December 23, 2011, by and between Purchaser and Issuer, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on December 23, 2011.

15	Master Agreement, dated as of December 23, 2011, by and among Purchaser, Total and Issuer, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on December 23, 2011.

16	Second Amendment to Credit Support Agreement, dated as of December 12, 2011, by and between Total and Issuer, incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on December 23, 2011.

17	Second Amendment to Affiliation Agreement, dated as of December 23, 2011, by and between Purchaser and Issuer, incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on December 23, 2011.

18	Liquidity Support Agreement, dated February 28, 2012, by and among Issuer, Total and the U.S. Department of Energy, acting by and through the Secretary of Energy, incorporated herein by reference to Exhibit 10.89 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

*	Filed herewith.

19	Compensation and Funding Agreement, dated February 28, 2012, by and between Issuer and Total , incorporated herein by reference to Exhibit 10.90 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

20	Amendment No. 3 to Affiliation Agreement, dated February 28, 2012, by and between Purchaser and Issuer, incorporated herein by reference to Exhibit 10.91 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

21	Warrant to Purchase Common Stock, dated February 28, 2012, issued by Issuer to Purchaser, incorporated herein by reference to Exhibit 10.92 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

22	Revolving Credit and Convertible Loan Agreement, dated February 28, 2012, by and between Purchaser and Issuer, incorporated herein by reference to Exhibit 10.93 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

23	Private Placement Agreement, dated February 28, 2012, by and between Purchaser and Issuer, incorporated herein by reference to Exhibit 10.94 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

24	Form of Warrant to Purchase Common Stock, incorporated herein by reference to Exhibit 10.95 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

25	Form of Guarantee from Total and Bank, incorporated herein by reference to Exhibit 10.96 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

26	Form of Convertible Term Loan Note, incorporated herein by reference to Exhibit 10.97 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

27	Revolving Loan Note, dated February 28, 2012, issued by Issuer to Purchaser, incorporated herein by reference to Exhibit 10.98 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

28	Form of Terms Agreement incorporated herein by reference to Exhibit 10.99 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.